EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Brinker International:

We consent to the incorporation by reference in registration statement No. 333-42224 on Form S-8 of Brinker International Inc. of our report dated May 28, 2004 related to the statements of net assets available for benefits of the Brinker International, Inc. 401(k) Savings Plan and Trust as of December 31, 2003 and 2002, the related statements of changes in net assets available for benefits for the years then ended and the related supplemental schedule H, 4i - schedule of assets (held at end of year) as of December 31, 2003, which appears in the December 31, 2003 annual report on Form 11-K of the Brinker International, Inc. 401(k) Savings Plan and Trust.

                                         /s/  KPMG LLP

Dallas, Texas
June 21, 2004